FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

Item

1.	Relevant Event Notification dated November 6, 2003

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RELEVANT EVENT NOTIFICATION

The Repsol YPF Board of Directors has appointed Carmelo de las Morenas López member of the Audit and Control Committee. Carmelo de las Morenas had been appointed non-voting member of the Board of Directors member last July.

In accordance with Repsol YPF’s Board of Directors Regulations, Executive Board Members are barred from membership in the Audit and Control Committee. Having relinquished the executive and top management functions as the Chief Financial Officer when he retired last July, Carmelo de las Morenas is no longer considered an Executive Board Member.

His function will be that of an “External Board Member” since these Regulations contemplate a two-year mandatory period after leaving the Company before being able to be appointed to the post of “Independent Board Members”, a condition that does not apply in this case. Neither can he be appointed “Core Shareholder Member” since none of the shareholders with a significant stake in the Company have proposed his appointment.

The training and professional background of Carmelo de las Morenas López makes him particularly well suited for membership in the Company’s Audit and Control Committee.

Madrid, 6 November 2003

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 13, 2003	By:	/s/ Luis Mañas

	Name:	Luis Mañas
	Title:	Chief Financial Officer